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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
December 3, 2020

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Scott Lee, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Lee:

We are in receipt of your telephonic comments regarding the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors R&D Disruptors ETF (formerly VanEck Vectors Innovation ETF) (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2020. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and send an email with a courtesy copy of the letter. Please remove all brackets and fill in all outstanding information prior to filing the 485(b) with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

PROSPECTUS

Comment 2.
The Staff notes that MV Index Solutions GmbH is an indirectly wholly-owned subsidiary of Van Eck Associates Corporation (the “Adviser”). This information currently does not appear in the disclosure until page 19 under the “Index Provider” section. Please disclose this information in the principal investment strategies section.

Response 2.
We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. Thus, no change has been made to the “Summary Information—Principal Investment Strategies” section in response to this comment.

Comment 3.
Please include disclosure on the Fund’s investment objective at the beginning of the “Additional Information about the Fund’s Investment Strategies and Risks” section as required by Item 9(a) of Form N-1A.

Response 3.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 4.
With respect to the disclosure under the “Additional Information about the Fund’s Investment Strategies and Risks – Principal Investment Strategies” section, please describe the instances in which the Adviser may choose to underweight or overweight a security in the MVIS® Innovation Index (the “Index”) or purchase securities not in the Index.

Response 4.
We respectfully acknowledge the comment; however, we believe the referenced disclosure is appropriate. The language describes certain methods used by the Fund’s portfolio managers to construct a portfolio of securities that replicates the Index. In addition, in some instances, such flexibility allows the Fund to comply with the tax diversification and other requirements of the Internal Revenue Code.

Comment 5.
With respect to the “Additional Information about the Fund’s Investment Strategies and Risks – Additional Non-Principal Investment Strategies” section, please confirm whether the Fund does or does not have a temporary defensive strategy. Please explain how this disclosure does not conflict with the Fund’s plan for borrowing money for temporary or emergency purposes.

Response 5.
We respectfully acknowledge your comment and note that the Fund does have a temporary defensive strategy as described in the “Summary Information—Principal Investment Strategies” section of the Fund’s prospectus, which states that the Fund does not seek temporary defensive positions that are inconsistent with its investment objective of seeking to replicate the Index. Thus, we believe the referenced disclosures are appropriate and no changes have been made in response to this comment.

Comment 6.
With respect to the “Additional Information about the Fund’s Investment Strategies and Risks – Additional Non-Principal Risks – Risk of Investing in Derivatives” section, please identify the universe of derivatives the Fund will invest in.

Response 6.
We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. While the Fund does not have a current intention of utilizing derivatives as part of its investment strategy, the Fund may in the future use types of derivative instruments, such as swaps, to replicate the performance of the Index. Thus, no change has been made in response to this comment.

* * * * *

If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai